UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 8, 2014: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2014

This report on Form 6-K , except for the paragraph beginning with  “Aristides Pittas, Chairman and CEO of Euroseas commented:” and  the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 File No. 333-177014, initially filed with the Commission on September 27, 2011, as amended, and the Company’s Registration Statement  on Form F-3 File No. 333-194922, initially filed with the Commission on March 31, 2014 as amended.

                                                                                                                                Exhibit 1

Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2014

Maroussi, Athens, Greece – August 7, 2014 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and six month period ended June 30, 2014 as well as certain fleet updates.

Second Quarter 2014 Highlights:

•

Net loss of $5.0 million; net loss available to common shareholders of $5.4 million or $0.09 loss per share basic and diluted. Total net revenues of $9.6 million. Adjusted net loss available to common shareholders1 for the period remained the same at $0.09 per share basic and diluted.

•

Adjusted EBITDA1 was $(1.6) million.

•

An average of 14.4 vessels were owned and operated during the second quarter of 2014 earning an average time charter equivalent rate of $7,373 per day.

•

The Company declared its second dividend of $0.4 million on its Series B Preferred shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

1 Adjusted EBITDA, Adjusted net loss, Adjusted net loss available to common shareholders and Adjusted loss per share available to common shareholders are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

First Half 2014 Highlights:

•

Net loss of $7.2 million; net loss available to common shareholders of $7.9 million or $0.15 loss per share basic and diluted. Total net revenues of $19.1 million.  Adjusted net loss per share available to common shareholders1 for the period was $0.15.

•

Adjusted EBITDA1 was $(0.6) million.

•

An average of 14.2 vessels were owned and operated during the first half of 2014 earning an average time charter equivalent rate of $7,585 per day.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first half and during the month of July of 2014, the drybulk market weakened significantly against expectations widely held in the industry while the containership market remained static at low levels. Despite these developments, we continue to believe that both markets will show a gradual improvement over the rest of 2014 and during 2015. Our fleet continues to have a high exposure to the spot market and our chartering strategy remains to pursue short term charters of 3-12 months when possible. We are thus well positioned to take advantage of an improving market.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2014 reflect the depressed level of the containership and drybulk markets compared to the same quarter of 2013, despite the better commercial utilization rate of the vessels.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,449 per vessel per day during the second quarter of 2014 as compared to $6,115 per vessel per day for the same quarter of last year, and $6,398 per vessel per day for the first half of 2014 as compared to $6,192 per vessel per day for the same period of 2013, reflecting a 5.5% and 3.3% increase, respectively. As always, we want to emphasize that cost control remains a key component of our strategy.

“On the financing front, we were able to secure financing for our recent acquisition of M/V Eirini P as well as refinance the balloon payment of loan of M/V Eleni P. As of June 30, 2014, our outstanding debt was $59.4 million versus restricted and unrestricted cash of about $46.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $14.6 million, inclusive of about $4.9 million of balloon repayments which may be refinanced. All our debt covenants are satisfied.”

Second Quarter 2014 Results:

For the second quarter of 2014, the Company reported total net revenues of $9.6 million representing a 0.7% increase over total net revenues of $9.6 million during the second quarter of 2013. The Company reported net loss for the period of $5.0 million, net loss available to common shareholders of $5.4 million, as compared to net loss of $8.9 million for the second quarter of 2013. The results for the second quarter of 2014 include a $0.2 million unrealized gain on derivatives, a $0.2 million realized loss on derivatives, as compared to $0.4 million unrealized gain on derivatives, a $0.4 million realized loss on derivatives and $3.2 million loss on sale of a vessel for the same period of 2013.

Depreciation expenses for the second quarter of 2014 were $3.0 million compared to $4.2 million during the same period of 2013.  On average, 14.4 vessels were owned and operated during the second quarter of 2014 earning an average time charter equivalent rate of $7,373 per day compared to 14.96 vessels in the same period of 2013 earning on average $7,708 per day.

Adjusted EBITDA for the second quarter of 2014 was $(1.6) million compared to $(1.0) million achieved during the second quarter of 2013. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share available to common shareholders for the second quarter of 2014 was $0.09 calculated on 56,888,123 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.20 for the second quarter of 2013, calculated on 45,319,605 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss available to common shareholders, for the quarter of the unrealized gain on derivatives and the realized loss on derivatives, the adjusted net loss per share available to common shareholders for the quarter ended June 30, 2014 remained $0.09 per share basic and diluted compared to net loss of $0.12 per share basic and diluted for the quarter ended June 30, 2013. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2014 Results:

For the first half of 2014, the Company reported total net revenues of $19.1 million representing a 6.5% decrease over total net revenues of $20.5 million during the first half of 2013. The Company reported a net loss for the period of $7.2 million, net loss available to common shareholders of $7.9, as compared to net loss of $13.5 million for the first half of 2013. The results for the first half of 2014 include a $0.3 million unrealized gain on derivatives, a $0.4 million realized loss on derivatives as compared to $0.9 million unrealized gain on derivatives, a $0.9 million realized loss on derivatives and a $3.2 million loss on sale of a vessel for the same period of 2013.

Depreciation expenses for the first half of 2014 were $5.8 million compared to $8.5 million during the same period of 2013.  On average, 14.2 vessels were owned and operated during the first half of 2014 earning an average time charter equivalent rate of $7,585 per day compared to 14.98 vessels in the same period of 2013 earning on average $8,256 per day.

Adjusted EBITDA for the first half of 2014 was $(0.6) million compared to $(1.1) million achieved during the first half of 2013. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share available to common shareholders for the first half of 2014 was $0.15 respectively, calculated on 52,446,850 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.30 for the first half of 2013, calculated on 45,319,605 basic and diluted weighted average number of shares outstanding.

Excluding the effect, on the loss available to common shareholders, for the first half of 2014 of the unrealized gain on derivatives, realized loss on derivatives and the loss on sale of vessel, the adjusted net loss per share available to common shareholders for the six-month period ended June 30, 2014 remained $0.15 compared to loss of $0.23 per share basic and diluted for the same period in 2013. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
Vessels in the water
EIRINI P	Panamax	76,466		2004	TC ‘til Oct-14	$9,000
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-15	105% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC ‘til Oct-14	97% of average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘till Aug-14	$4,000
MONICA P	Handymax	46,667		1998	TC ‘til Sep-14	$7,500
Vessels under construction(*)
Hull Number YZJ 1116	Kamsarmax	82,000		2015	N/A
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G	Intermediate	34,677	2,556	2001	TC ‘til Apr -15	$8,200
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Sep -14	$6,800
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Sep-14	$6,950
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Sep-14	$6,950
CAPTAIN COSTAS	Handy size	30,007	1,742	1992	TC 'till Aug-14 Thereafter TC 'till Jul-15	$6,500 $7,750
JOANNA	Handy size	22,301	1,732	1999	Voyage Colombia – China starting Aug 2014	$400,000 (lumpsum)
MARINOS	Handy size	23,596	1,599	1993	TC 'till Nov-14 + 5 months in Charterers Option	$7,150 $8,000
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘till Mar-15	$7,200
NINOS	Feeder	18,253	1,169	1990	TC ‘til Oct-14	$8,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jul-15	$8,700
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	19	892,528	17,587

Note:  (*) Vessels are to be delivered in the fourth quarter of 2015 (one ultramax and one kamsarmax), the other ultramax in the first quarter of 2016 and the other kamsarmax in the fourth quarter of 2016.

Summary Fleet Data:

	Three Months, ended June 30, 2013	Three Months, ended June 30, 2014	Six Months, ended June 30, 2013	Six Months, ended June 30, 2014
FLEET DATA
Average number of vessels (1)	14.96	14.40	14.98	14.20
Calendar days for fleet (2)	1,361	1,310	2,711	2,570
Scheduled off-hire days incl. laid-up (3)	34.26	64.25	100.37	64.25
Available days for fleet (4) = (2) - (3)	1,327	1,246	2,611	2,506
Commercial off-hire days (5)	124.07	6.67	132.5	6.67
Operational off-hire days (6)	2.90	3.66	19.35	5.94
Voyage days for fleet (7) = (4) - (5) - (6)	1,200	1,235	2,459	2,493
Fleet utilization (8) = (7) / (4)	90.4%	99.2%	94.2%	99.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	90.6%	99.5%	95.0%	99.7%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	99.7%	99.3%	99.8%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,708	7,373	8,256	7,585
Vessel operating expenses excl. drydocking expenses (12)	5,534	5,708	5,545	5,628
General and administrative expenses (13)	581	741	647	771
Total vessel operating expenses (14)	6,115	6,449	6,192	6,398
Drydocking expenses (15)	783	982	1,063	525

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Friday, August 8, 2014 at 9:00 a.m. ET, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the US). Please quote “Euroseas.”

A recording of the conference call will be available until August 15, 2014 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Second Quarter and First Half 2014 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2013	2014	2013	2014
	(unaudited)		(unaudited)
Revenues
Voyage revenue	9,986,356	10,081,816	21,325,722	20,048,813
Related party revenue	60,000	60,000	120,000	120,000
Commissions	(474,540)	(502,688)	(962,283)	(1,030,826)
Net revenues	9,571,816	9,639,128	20,483,439	19,137,987

Operating expenses
Voyage expenses	748,642	1,002,655	997,718	1,138,951
Vessel operating expenses	6,298,912	6,238,260	12,558,899	12,036,879
Drydocking expenses	1,066,242	1,286,807	2,878,644	1,372,211
Depreciation	4,218,799	2,972,497	8,501,893	5,825,417
Net loss on sale of vessel	3,191,678	-	3,191,678	-
Management fees	1,232,925	1,238,792	2,473,650	2,430,598
Other general and administrative expenses	790,850	970,903	1,754,396	1,978,792
Total operating expenses	17,548,048	13,709,914	32,356,878	24,782,848

Operating loss	(7,976,232)	(4,070,786)	(11,873,439)	(5,644,861)

Other income/(expenses)
Interest and finance cost	(489,237)	(487,781)	(968,577)	(957,923)
Loss on derivatives, net	(22,802)	(54,211)	(2,027)	(95,865)
Other investment income	-	237,500	-	475,000
Foreign exchange gain / (loss)	(2,929)	(702)	3,766	404
Interest income	48,350	145,653	236,818	255,269
Other expenses, net	(466,618)	(159,541)	(730,020)	(323,115)
Equity loss in joint venture	(431,760)	(786,770)	(897,459)	(1,262,204)
Net loss	(8,874,610)	(5,017,097)	(13,500,918)	(7,230,180)
Dividend Series B Preferred shares	-	(387,055)	-	(651,416)
Net loss available to common shareholders	-	(5,404,152)	-	(7,881,596)
Loss per share, basic and diluted	(0.20)	(0.09)	(0.30)	(0.15)
Weighted average number of shares, basic and diluted	45,319,605	56,888,123	45,319,605	52,446,850

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2013	June 30, 2014

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	11,400,237	38,384,909
Trade accounts receivable	1,879,151	535,190
Other receivables, net	1,440,833	1,015,299
Inventories	1,474,114	1,950,650
Restricted cash	462,415	294,059
Prepaid expenses	295,248	325,093
Total current assets	16,951,998	42,505,200

Fixed assets:
Vessels, net	105,463,737	120,962,255
Advances for vessels under construction	50,122	12,462,459
Long-term assets:
Restricted cash	7,400,000	7,700,000
Deferred charges, net	338,431	370,775
Other Investments	5,196,196	5,671,196
Investment in joint venture	21,215,870	19,953,665
Total long-term assets	139,664,356	167,120,350
Total assets	156,616,354	209,625,550

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	12,862,000	14,617,000
Trade accounts payable	2,336,952	4,135,843
Accrued expenses	1,002,445	1,534,726
Accrued dividends	13,050	13,050
Deferred revenue	996,599	1,544,644
Due to related company	903,478	1,025,071
Derivatives	697,889	501,015
Total current liabilities	18,812,413	23,371,349

Long-term liabilities:
Long term debt, net of current portion	32,782,000	44,821,000
Derivatives	319,859	174,831
Total long-term liabilities	33,101,859	44,995,831
Total liabilities	51,914,272	68,367,180

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 0 and 31,351 shares issued and outstanding, respectively)	-	29,651,416

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized,45,723,255 and 56,888,123 issued and outstanding)	1,371,698	1,706,644
Additional paid-in capital	252,314,683	266,766,205
Accumulated deficit	(148,984,299)	(156,865,895)
Total shareholders' equity	104,702,082	111,606,954
Total liabilities and shareholders' equity	156,616,354	209,625,550

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014

Cash flows from operating activities:
Net loss	(13,500,918)	(7,230,180)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,501,893	5,825,417
Loss on sale of vessel	3,191,678	-
Amortization of deferred charges	84,236	61,978
Loss in investment in joint venture	897,459	1,262,204
Share-based compensation	367,429	286,468
Unrealized gain on derivatives	(882,937)	(341,902)
Other income accrued	-	(475,000)
Changes in operating assets and liabilities	4,222,768	3,541,086
Net cash provided by operating activities	2,881,608	2,930,071

Cash flows from investing activities:
Contribution to joint venture	(6,250,000)	-
Vessel acquisition and advances for vessels under construction	(636,602)	(33,230,898)
Proceeds from sale of vessel	3,569,159	-
Change in restricted cash	(995,497)	(131,644)
Net cash used in investing activities	(4,312,940)	(33,362,542)

Cash flows from financing activities:
Proceeds from issuance of common stocks, net	-	14,550,000
Proceeds from issuance of preferred stocks, net	-	29,700,000
Dividends paid	(1,357,986)	-
Loan fees paid	-	(260,000)
Offering expenses paid	-	(366,857)
Proceeds from long term debt	-	23,300,000
Repayment of long-term debt	(7,456,000)	(9,506,000)
Net cash (used in) / provided by financing activities	(8,813,986)	57,417,143

Net (decrease) / increase in cash and cash equivalents	(10,245,318)	26,984,672
Cash and cash equivalents at beginning of period	33,374,960	11,400,237
Cash and cash equivalents at end of period	23,129,642	38,384,909

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided by Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Net loss	(8,874,610)	(5,017,097)	(13,500,918)	(7,230,180)
Interest and finance costs, net (incl. interest income)	440,887	342,128	731,759	702,654
Depreciation	4,218,799	2,972,497	8,501,893	5,825,417
Unrealized and realized loss on derivatives, net	22,802	54,211	2,027	95,865
Loss on sale of vessel	3,191,678	-	3,191,678	-
Adjusted EBITDA	(1,000,444)	(1,648,261)	(1,073,561)	(606,244)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Net cash flow provided by operating activities	1,266,355	3,164,759	2,881,608	2,930,071
Changes in operating assets / liabilities	(2,527,115)	(4,651,269)	(4,222,768)	(3,541,086)
Loss on derivatives (realized)	443,825	216,946	884,964	437,767
Equity loss in joint venture and Other investment income, net	(431,760)	(549,270)	(897,459)	(787,204)
Share-based compensation	(158,683)	(140,428)	(367,429)	(286,468)
Interest, net	406,934	311,001	647,523	640,676
Adjusted EBITDA	(1,000,444)	(1,648,261)	(1,073,561)	(606,244)

Adjusted EBITDA Reconciliation:
Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives and loss on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company's calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2013	Three Months Ended June 30, 2014	Six Months Ended June 30, 2013	Six Months Ended June 30, 2014
Net loss	(8,874,610)	(5,017,097)	(13,500,918)	(7,230,180)
Unrealized gain on derivatives	(421,023)	(162,735)	(882,937)	(341,902)
Realized loss on derivatives	443,825	216,946	884,964	437,767
Loss on sale of vessel	3,191,678	-	3,191,678	-
Adjusted net loss	(5,660,130)	(4,962,886)	(10,307,213)	(7,134,315)
Preferred dividends	-	(387,055)	-	(651,416)
Adjusted net loss available to common shareholders	(5,660,130)	(5,349,941)	(10,307,213)	(7,785,731)
Adjusted net loss per share, basic and diluted	(0.12)	(0.09)	(0.23)	(0.15)
Weighted average number of shares, basic and diluted	45,319,605	56,888,123	45,319,605	52,446,850

Adjusted Net Loss and Adjusted Net Loss per share Reconciliation:

Euroseas Ltd. considers Adjusted Net Loss to represent net loss before gain / loss in derivatives and loss on sale of vessel. Adjusted Net loss and Adjusted Net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company’s fundamental performance from period to period by excluding the potentially disparate effects between periods  of gain / loss on derivatives and loss on sale of vessel, which items may significantly affect results of operations between periods.

 Adjusted Net loss and Adjusted Net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company’s definition of Adjusted Net loss and Adjusted Net loss per share may not be the same as that used by other companies in the shipping or other industries

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships. Euroseas` 5 drybulk carriers have a total cargo capacity of 338,540 dwt, its 10 containerships have a cargo capacity of 17,587 teu. The Company has also signed contracts for the construction of two Ultramax (63,500 dwt) fuel efficient drybulk carriers and two Kamsarmax (82,000 dwt) fuel efficient drybulk carriers. Including the four new-buildings, the total cargo capacity of the Company's drybulk vessels will be 629,540 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 8, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer